Exhibit 99.1

NewGen Reports Nine-Month 2025 Results with Balance Sheet Strengthened to $66.75 Net Asset Value Per Share

BANGKOK, December 02, 2025 (GLOBE NEWSWIRE) — NewGenIvf Group Limited (NASDAQ: NIVF) (“NewGen” or “the Company”), a technology-driven company building a diversified ecosystem across fertility technology, digital assets, and real estate development, today reported its unaudited financial results for the nine months ended September 30, 2025.

Financial Highlights for the Nine Months Ended September 30, 2025

●	Net income attributable to the shareholders of the Company was $17.5 million, a significant improvement from a net loss of $416,400 in the same period of 2024. This was primarily due to a non-cash, bargain purchase gain recognized on the acquisition of Nodexus and Microsort businesses.

●	Basic earnings per share was $96.76 for the nine months ended September 30, 2025 while losses per share for the nine months ended September 30, 2024 was $205.97.

●	Net book value per share improved to $66.75 from negative net book value as at December 31, 2024, representing a significant balance sheet transformation driven by strategic acquisitions of high-value intellectual property assets.

Business Highlights for the Nine Months Ended September 30, 2025

The Company has made significant progress in executing its strategic pivot and diversification strategy throughout 2025. Key initiatives and achievements demonstrating this progress include:

●	Transformative Acquisitions: The Company completed two key acquisitions.

o	On February 28, 2025, the Company acquired the MicroSort® sperm-sorting technology, enhancing its capabilities in the fertility services market. The acquisition also resulted in a prior bargain purchase gain of $4.28 million based on an independent valuation report.

o	On July 29, 2025, the Company acquired advanced cytometry intellectual property and equipment from Nodexus. An independent valuation by a “big-four” accounting firm received in October 2025 confirmed a fair value of $17.9 million for the IP, resulting in a total bargain purchase gain of $19.16 million. This acquisition is central to the Company’s pivot towards a high-margin, technology-licensing business model.

●	2025 Debt Financing: On April 1, 2025, the Company entered into a Securities Purchase Agreement for the issuance of senior convertible notes with an aggregate principal amount of up to $28.8 million. The first tranche of $3.2 million was received on June 3, 2025, providing capital to fund our strategic initiatives.

●	Expansion into Digital Assets: The Company is actively building its digital asset portfolio, including a plan to invest in Solana (SOL). On June 2, 2025, the Company announced a plan to invest up to $30 million in SOL, and has, as of November 28, 2025, acquired 13,000.23 SOL. The Company has also been engaged to tokenize a $2 million private art collection and a $100 million tranche of gold-backed assets, representing new, potentially high-margin revenue streams.

●	Strategic Joint Venture in UAE Real Estate: Through its subsidiary, and as disclosed on October 8, 2025, the Company entered into a joint venture to develop a strategic plot of land in Ras Al Khaimah, UAE, securing a 60% ownership interest and is positioned to benefit from the project’s gross revenue.

●	Proposed Reverse Merger: The Company is exploring a potential reverse merger with SAXA, Inc., which would provide access to a portfolio of mining assets, including a validated gold and silver mine.

●	Share Repurchase Program: In November 2025, the Company’s Board of Directors authorized a share repurchase program of up to $2 million over 24 months, reflecting management’s confidence in the intrinsic value of the Company.

●	Reverse Stock Split: On November 10, 2025, the Company announced a one-for-five reverse stock split of its issued and unissued shares (the “Reverse Stock Split”). The Reverse Stock Split became effective on Monday, December 1, 2025 and the Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market on a split-adjusted basis at the opening of market on December 1, 2025.

Management Commentary

Mr. Siu Wing Fung Alfred, Founder, Chairman, and CEO of NewGen, commented, “The nine months ended September 30, 2025 represent an important period for NewGen, with net income of $17.5 million compared to a net loss in the prior year. This improvement was driven by our strategic focus on acquiring high-value intellectual property. The acquisition of Nodexus business including but not limited to advanced cytometry IP generated a bargain purchase gain and increased our net asset value per share to $66.75, positioning us as a technology-driven company with a licensing model that we can scale globally.”

“Beyond this core transformation, we embraced the execution of a diversified growth strategy across multiple high-potential sectors. Our digital asset initiatives include strategic Solana treasury positioning and exclusive tokenization mandates in art- and gold-backed assets, representing significant new revenue opportunities. Meanwhile, our UAE real estate joint venture provides direct access to promising Middle Eastern development projects with attractive revenue-sharing terms. Combined with our newly reinforced balance sheet, we believe this unique combination of proprietary technology assets, strategic market positioning, and strong execution creates compelling long-term value for our shareholders.”

Nine Months Ended September 30, 2025 Financial Results

●	Revenues: Total revenues were $3.3 million for the nine months ended September 30, 2025, compared to $4.2 million from the same period 2024.

●	Cost of Revenues: Cost of revenues was unchanged at $2.9 million, compared to the previous year.

●	Total Other Income: Total other income, net, was $23.20 million for the nine months ended September 30, 2025, a substantial improvement from other losses, net, $346,748 in the prior year period. This was primarily due to a non-cash, bargain purchase gain of $23.44 million recognized on the acquisition of Nodexus and Microsort businesses including but not limited to its intellectual property and trademarks based on two independent valuation reports.

●	General and Administrative Expenses: General and administrative expenses were $5.7 million, compared to $1.1 million for the nine months ended September 30, 2024. The increase was primarily attributable to costs associated with supporting the Company’s expanding strategic initiatives and corporate development activities.

●	Net Income: Net income attributable to the shareholders of the Company was $17.5 million, a significant improvement from a net loss of $416,400 in the same period of 2024. This result was primarily driven by a $23.44 million gain from bargain purchases on acquisitions.

About NewGenIvf Group Limited

NewGenIvf Group Limited (NASDAQ: NIVF) is a tech-forward, diversified, multi-jurisdictional company transforming industries through innovative solutions. The Company is strategically pivoting from its foundation in fertility services to a technology-driven model centered on the licensing of proprietary reproductive technologies. This core is augmented by strategic growth vectors in digital asset management, including tokenization services and a Solana treasury strategy, and real estate development through a joint venture in the UAE. NewGen is focused on building a high-growth, diversified ecosystem that leverages blockchain technology and strategic acquisitions to drive long-term shareholder value.

Safe Harbor Statements

This news release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook,” and similar statements. Forward-looking statements in this 6-K include, but are not limited to, statements regarding: (i) the Company’s strategic pivot to a technology-licensing business model and its ability to generate licensing revenue from acquired intellectual property; (ii) plans to invest in digital assets, including Solana, and the Company’s digital asset treasury strategy; (iii) tokenization services and revenue opportunities related to art collections and gold-backed assets; (iv) the anticipated benefits and revenue potential from the UAE real estate joint venture; (v) the potential reverse merger with SAXA, Inc and access to mining assets; (vi) the Company’s diversified growth strategy and ability to execute across multiple business sectors; and (vii) the Company’s financial condition, liquidity, and ability to fund its strategic initiatives.

These forward-looking statements are based on management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: (i) the Company’s ability to successfully commercialize and license acquired intellectual property; (ii) uncertainty regarding the actual fair value of acquired intangible assets and potential future impairment charges; (iii) risks that independent valuations may not reflect actual market value or revenue generating potential; (iv) regulatory requirements and restrictions affecting reproductive technologies in various jurisdictions; (v) extreme volatility in digital asset markets, including Solana; (vi) the Company’s limited operating history in multiple new business segments and unproven business models; (vii) management’s ability to effectively oversee business operations across multiple jurisdictions; (viii) uncertainties regarding the ability to fund, develop, obtain permits and complete the UAE real estate project; and (ix) the Company’s ability to secure additional financing on favourable terms or at all. The risks and uncertainties described above are not exhaustive. Additional risks and uncertainties not presently known to the Company may also adversely affect the Company’s business, financial condition, results of operations, and prospects. These factors may cause the Company’s actual results, performance, or achievements to differ materially from those in the forward-looking statements. Investors are urged to carefully review and consider the various disclosures made by the Company in this release and in the Company’s periodic reports filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required under applicable law.

For more information:

Investor Relations Contact
ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com

NEWGENIVF GROUP LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

(Stated in US Dollars)

	September 30,	December 31,
	2025	2024
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$295,289	$457,740
Accounts receivable, net	185,907	49,245
Inventories	86,977	80,813
Deposits, prepayments and other receivables, net	951,046	195,446
Deposit with a digital asset trading platform	2,674,042	1,000,000
Receivable from agents	1,272,640	1,191,795
Prepayments	---	197,706
Due from related parties	89,973	—
Total current assets	5,555,874	3,172,745

Non-current assets
Plant and equipment, net	329,360	273,096
Right-of-use assets, net	846,335	98,570
Intangible assets	24,242,555	---
Investment in Artwork	270,000	---
Financial Assets	262,712
Deferred legal and professional fees	196,623	---
Other receivable, deposit and other receivables, net	3,854,609	33,333
Taxes recoverable	326	---
Total non-current assets	30,002,520	404,999
TOTAL ASSETS	$35,558,394	$3,577,744

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$797,718	$1,298,964
Accrued liabilities and other payables	450,341	500,729
Contract liabilities	67,401	63,489
Due to related parties	---	154,453
Operating lease liabilities, current	305,518	108,526
Convertible notes	--	82,447
Promissory note	--	500,000
Taxes payable	--	11,746
Total current liabilities	1,620,978	2,720,354
Non-current liabilities
Operating lease liabilities, non-current	298,081	10,231
Convertible notes, non-current	4,900,000	2,328,916

Total non-current liabilities	5,198,081	2,339,147
Total liabilities	$6,819,059	$5,059,501

Shareholders’ equity
Ordinary shares, no par value, unlimited authorized shares and 430,540* and 2,030* shares issued and outstanding as of September 30, 2025 and December 31, 2024 respectively	—	—
Subscription receivable	—	(204,000)
Additional paid-in capital	13,063,507	122,505
Retained Earnings / (Accumulated deficit)	16,562,336	(985,994)
Accumulated other comprehensive (loss) income	(249,711)	18,875
Equity attributable to the shareholders of the Company	29,376,132	(1,048,614)
Non-controlling interests	(636,797)	(433,143)
Total shareholders’ equity	28,739,335	(1,481,757)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$35,558,394	$3,577,744

The accompanying notes are an integral part of these consolidated financial statements.

*	The shares as presented have been adjusted retrospectively for Reverse Share Splits effected in February 2025 of 1 share for every 20 existing shares issued, in May 2025 of 1 share for every 10 existing share issued, in August 2025 of 1 share for every 5 shares issued and in December 2025 of 1 share for every 5 shares issued respectively.

NEWGENIVF GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME
(Stated in US Dollars)

	Nine Months Ended
	September 30, 2025	September 30, 2024
Revenues	$3,301,879	$4,159,763
Cost of revenues	(2,870,058)	(2,872,004)
Gross profit	431,821	1,287,759

Operating expenses
Selling and marketing expenses	(494,388)	(192,276)
General and administrative expenses	(5,690,300)	(1,166,858)

Total operating expenses	(6,184,688)	(1,359,134)

Operating income (loss)	(5,752,867)	(71,375)

Other income (expenses), net
Other income, net	23,370,460	8,404
Interest income	2,003	2,399
Interest expense	(173,583)	(357,551)
Total other income (expenses), net	23,198,880	(346,748)

Income (loss) before taxes	17,446,013	(418,123)
Provision for income taxes	---	---
Net income (loss)	17,446,013	(418,123)
Less: net loss attributable to non-controlling interests	(102,317)	(1,723)
Net income (loss) attributable to the shareholders of the Company	$17,548,330	(416,400)

Other comprehensive (loss) income
Foreign currency translation adjustment	(369,923)	13,879
Total comprehensive income (loss)	17,076,090	(404,244)
Less: total comprehensive loss attributable to non-controlling interests	(203,654)	1,498

Total comprehensive income (loss) attributable to the shareholders of the Company	$17,279,744	(405,742)

Earning per share – basic	$96.76	(205.97)
Basic weighted average shares outstanding*	180,304	2,030

The accompanying notes are an integral part of these consolidated financial statements.

*	The shares as presented have been adjusted retrospectively for Reverse Share Splits effected in February 2025 of 1 share for every 20 existing shares issued, in May 2025 of 1 share for every 10 existing share issued, in August 2025 of 1 share for every 5 shares issued and in December 2025 of 1 share for every 5 shares issued respectively.

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